

October 27, 2014

Via E-mail
Randy Garutti
Chief Executive Officer
Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003

> **Re:** **Shake Shack Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 30, 2014**
> **CIK No. 0001260533**

Dear Mr. Garutti:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Market and Industry Data, page iii

3. Please tell us whether any of the data provided by the sources referred to here and in your business section, such as the data from other third-party sources and industry publications, were commissioned by you for use in connection with the registration statement. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

Non-GAAP Financial Measures, page iv

4. Refer to your discussion of Shack-level operating profit margin. Similar to the reconciliations for EBITDA and Adjusted EBIDTA in Summary and Selected Historical and Pro Forma Consolidated Financial and Other Data at pages 14 and 59, please provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure in your statements of operations. Refer to the disclosure requirements outlined in Item 10(e) of Regulation S-K.

Prospectus Summary, page 1

Overview of Shake Shack, page 1

5. Refer to the last sentence of the second paragraph on page 2 and in the second paragraph under MD&A, Overview, on page 66. Where you discuss total revenue and Adjusted EBITDA, please also disclose the growth of the primary GAAP measure of net income during this period. Further, in the table of Shack system-wide sales included on page 2, please include footnote disclosure indicating that system-wide sales includes combined revenue from all of your restaurants owned and those of your licensees, and that your total revenue is limited to those of Company-owned restaurants and royalties from domestic and international licensed restaurants. Please revise throughout the filing, as applicable.

6. Please expand the consolidated statement of operations data to include the pro forma net income per share data, basic and diluted, similar to that provided for Selected Consolidated Financial and Other Data at page 59.

What Makes Shake Shack Special, page 3

7. Please provide a basis for your statement on page 4 that "Shake Shack has grown and thrived during both strong and weak economic environments." Please also reconcile this with your statement on page 29 that "the economic downturn starting in 2008 . . . negatively affected guest traffic and Shack sales at [y]our Shacks and throughout [y]our industry."

The Offering, page 10

Redemption rights of holders of LLC Interests, page 11

8. You state that the LLC Interests held by the Continuing SSE Equity Owners will be redeemable for Class A shares or cash, at Shake Shack's option. Please clarify whether this decision will be made by disinterested board members or if it will be made by the same parties who make the election to exchange the LLC Interests.

Risk Factors, page 18

Risks Related to Our Company and Our Organizational Structure, page 36

9. We note that your organizational structure appears to confer certain tax benefits upon holders of your Class B common stock and LLC Interests that may not benefit Class A common stockholders to the same extent or at all. To the extent material, please describe the risk that such an offering structure may impact the future trading market for the Class A common stock.

The Transactions, page 49

Organizational Structure Following this Offering, page 50

10. Please clarify how the company will manage the business of SSE Holdings, LLC following the offering. Please discuss, for example, whether the company will have any executive officers or employees or if all such functions will reside at the SSE Holdings, LLC or other subsidiary level. To the extent the holding company will only have a board of directors, please clarify that point.

Use of Proceeds, page 53

11. Please state the approximate amount of the net proceeds intended to be used to (i) pay the fees and expenses in connection with this offering and (ii) for general corporate purposes.

Capitalization, page 54

12. Refer to footnote (1). We note that you will enter into a New Credit Facility concurrently with the consummation of the offering. Please revise the notes to the capitalization disclosures to indicate the amount and related terms of this New Credit Facility. Also, please clarify in the second sentence the defining circumstances as to whether the Revolving Credit Facility will be amended or terminated in connection with this offering, and include or advise us of why this event has not been disclosed as part of the Transactions given that it will occur in connection with consummation of the offering. Further, as appropriate, please revise your Unaudited Pro Forma Financial Information on

page 62 to give effect to any material change of debt and related financing costs to be incurred in connection with amending or terminating, and entering into a New Credit Facility.

13. Refer to footnote (2). Please expand to disclose that the Continuing SSE Equity Owners will hold the noncontrolling interests in SSE Holdings, LLC. Also, please disclose the allocable percentage of the economic interests to be held by Shake Shack Inc. and by the Continuing SSE Equity Owners.

Dilution, page 57

14. In the first paragraph, please disclose that the Continuing SSE Equity Owners' will maintain their LLC Interests in SSE Holdings after the Transactions and that the Assumed Redemption gives effect to such LLC Interests being redeemed for Class A common stock of Shake Shack rather than for cash.

15. Separately as you disclose that the Continuing SSE Equity Owners do not own any Class A common stock or other economic interests in Shake Shack, please define in the filing what you mean by economic interest. Also, discuss the significance of the Continuing SSE Equity Owners' holding of Class B common stock in Shake Shack, if other than voting interest. In this regard disclose, if true, that the Assumed Redemption does not include any Class B common stock and explain why you believe this treatment in your dilution disclosures is appropriate.

Unaudited Pro Forma Consolidated Financial Information, page 62

16. Please revise the introductory paragraph to the pro forma financial information to disclose the nature and significant terms of the transactions that have been reflected therein. Your revised disclosure should be in a level of detail consistent with that included on pages 49 and 50 of the draft registration statement. Refer to the guidance outlined in Rule 11-02(b)(2) of Regulation S-X.

17. Please revise the pro forma financial statements to include separate columns and subtotals for adjustments that solely give effect to the Transactions (excluding the offering), and that give effect to the offering of Class A common stock and related use of the net proceeds.

18. For both the pro forma statements of operations and the pro forma balance sheet, please provide notes to the pro forma financial information that explain in detail each adjustment that is included therein and the significant assumptions that were used in determining each pro forma adjustment. The notes should also describe in detail your computation in arriving at the non-controlling interest and disclosure of the number of Class A common stock to be issued to the Former SSE Equity Owners, Former UAR Plan Participants, and new investors in the offering, and Class B common stock to be issued to

the Continuing SSE Equity Owners. Please also disclose that the non-controlling interests are redeemable at the holders' option, with the form of the redemption consideration to be determined at your discretion.

19. Please disclose in the notes to the pro forma financial information the differences in the rights and privileges that will exist between Class A and Class B common shares. The Liquidity and Capital Resources section of MD&A should also be revised to include similar disclosures.

20. We note from the discussion on page 50 under the heading "Organization Structure Following this Offering" that Shake Shack will be the sole managing member of SSE Holdings and will control the business and affairs of SSE Holdings and its subsidiaries. Please tell us and explain in the notes to your pro forma financial information how the transaction in which Shake Shack will acquire control over SSE Holdings will be accounted for in the pro forma financial information. Also, please explain in the notes to the pro forma financial information the nature and terms of the agreements which will provide Shake Shack with control over SSE Holdings.

Business, page 82

What Makes Shake Shack Special, page 83

2. Fine Casual: Inspired Food and Drink, page 85

21. Please substantiate your disclosure that your menu focuses on classic American food at "accessible price points."

4. Versatile Real Estate Model Built for Growth, page 88

22. Please revise your "Domestic Licensing" section on page 91 to describe the material terms of your existing license agreements and the expected terms, if known, of your future agreements. Similarly, please describe the material terms of your international licensing agreements, including territory fees and the identity of your international partner referenced on page 92.

7. Opening New Domestic Company-Operated Shacks, page 93

23. To the extent material, please discuss quantitatively and qualitatively the investments in infrastructure you reference. Please also discuss your plans to use a portion of the net proceeds of the offering to open new Shacks and renovate existing Shacks.

Operations, page 94

24. Please file the distribution agreement discussed on page 95 as an exhibit to your draft registration statement or tell us why you believe it is not required to be filed.

25. Please substantiate that you have a "reliable supply chain" and discuss the economies of scale you have "started to realize" in your supply chain and purchasing initiatives. Please also discuss the extent to which you are able to located alternative sources of supply or may be materially impacted by supply chain disruptions given your reliance on proprietary hamburger mixes and other supplies. We note in this regard the three risk factors on pages 20-21.

Competition, page 95

26. Please describe your competitive position in your industry and discuss your target consumer base.

Certain Relationships and Related Party Transactions, page 113

Related Party Agreements in Effect Prior to this Offering, page 113

Special Bonus Agreement, page 113

27. Please disclose here and also on page 107 under Director Compensation, the criteria for Randy Garutti to receive the special bonus payable to him on March 11, 2018. We assume the disclosure in Note 10 to the audited year-end financial statements regarding the Incentive Bonus Agreement is the same as the Special Bonus Agreement, and if not, please advise us as to the difference. Also, please clarify in your disclosure on page 113 if the Special Bonus Agreement was entered into in March 2013 rather than March 2011 as Note 10 to your financial statements indicates that this agreement was entered into during 2013.

28. Also, refer to the Notes 10 on pages F-20 and F-37. Please tell us in further detail how you determined the amount of compensation charge of $2.1 million for the fiscal year 2013 and only $43,000 for the twenty-six weeks ended June 25, 2014 associated with the incentive bonus arrangement with your executive.

Management Services Agreement, page 113

29. We note that you will enter into an amended and restated management services agreement with USHG, whereby USHG is currently providing such management services to SSE Holdings, LLC. If this amended agreement is expected to have a material impact on your results of operations, please revise your pro forma statements of operations to

include a pro forma adjustment giving effect to this amended agreement. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

30. We also note under "Executive Compensation" for Employment Agreements on page 103 that you intend to enter into employment agreements with Randy Garutti, your Chief Executive Officer, and Jeff Uttz, your Chief Financial Officer, in connection with the offering. If compensation under these new employment agreements is expected to have a material impact on your results of operations, please revise your pro forma statements of operations to include adjustments giving effect to these revised agreements.

Principal Stockholders, page 121

31. Beneficial ownership is not based on "pecuniary interest" for the purposes of Rule 13D-3. Please revise footnote 1 accordingly.

32. Please expand footnote 5 to disclose the natural person(s) with voting and investment power over the shares held by ACG Shack LLC.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 133

33. Please remove the statement on page 134 that the tax discussion is "for informational purposes only," as investors are entitled to rely on the disclosure in this prospectus. Please similarly revise the last paragraph on page 62.

Shake Shack Inc.

Report of Independent Registered Public Accounting Firm, page F-2

34. Please revise to include the city and State of the issuing independent registered public accounting firm. See Rule 2-02(a)(3) of Regulation S-X.

Note 6. Long-Term Debt, page F-17

35. We note from the disclosures included on page 56 of the filing under the heading "Dividend Policy" that under the terms of the Revolving Credit Facility, SSE Holdings is currently restricted from paying cash dividends and you expect these restrictions to continue in the future, which may in turn limit your ability to pay dividends on the Class A common stock. Please revise the notes to your financial statements to disclose the nature and significant terms of the restrictions imposed on your ability to pay dividends by the terms of the Revolving Credit Facility. Refer to the guidance outlined in Rule 4-08(e) of Regulation S-X.

Randy Garutti
Shake Shack Inc.
October 27, 2014
Page 8

Note 11. Members' Equity, page F-20

36. We note from the disclosure included in note 11 that the Company has a Unit
Appreciation Rights Plan under which these rights are exercisable only upon a qualifying
transaction defined as a change in control or an initial public offering. We also note
during 2013 and 2012, 7,530 and 6,153 units were granted respectively. Please tell us
and revise to disclose the terms of settlement for these unit appreciation rights in the
event that a qualifying transaction occurs. In addition, please tell us and disclose in Note
11 whether the planned public offering will represent a qualifying transaction which will
result in recognition of expense in connection with these rights. If so, please tell us and
revise to explain how the expense to be recognized as a result of the public offering will
be calculated or determined. Note 11 to your interim financial statements on pages F-37
should be similarly revised. Also, to the extent that a material amount of expense will be
recognized in connection with these rights as a result of your planned public offering,
please revise MD&A to discuss the nature and amount of these expense that will be
recognized as a result of the public offering and explain how such expense will be
determined.

Note 12. Equity-based Compensation, page F-20

37. We note from the disclosure on pages F-20 and F-21 that the Company has granted
9,034.1479 restricted Class B profits interests to an executive during 2013 which vest in
equal installments over a three year period and which if not already vested, will vest upon
the occurrence of an initial public offering. To the extent that a material amount of
expense will be recognized in connection with your planned public offering, please
disclose in the notes to your financial statements and in MD&A the amount of expense
that will be recognized in connection with the accelerated vesting of these stock-based
compensation grants as a result of your planned public offering. Note 12 to your interim
financial statements should be similarly revised.

SSE Holdings, LLC

Interim Financial Statements, page F-23

Note 2. Summary of Significant Accounting Policies, page F-28

38. Please include footnote disclosure with respect to the unaudited interim period for the
twenty-six weeks ended June 26, 2013. In this regard, disclose if all adjustments which
are, in the opinion of management, necessary to a fair statement of the results have been
made, and if the adjustments are of a normal recurring nature. Refer to Rule 10-01(b)(8)
of Regulation S-X.

Age of Financial Statements

39. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

You may contact Beverly Singleton at (202) 551-3328 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via-E-mail
        Howard A. Sobel, Esq.
        Latham & Watkins LLP